Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

March 21, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamilton and Christopher Bellacicco

Re: RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. (the “Fund” or the “Registrant”) (File Nos. 333-282688; 811-23166); Response to Examiner Comments on N-2

Dear Ms. Hamilton and Mr. Bellacicco:

This letter responds to the staff’s comments that you provided via telephone on February 26, 2025, February 27, 2025 and March 6, 2025, in connection with your review of the Fund’s above-referenced amended registration statement (“Registration Statement”) on Form N-2. The changes to the Fund’s disclosure discussed below will be reflected in Pre-Effective Amendment No. 3 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated the comment below in bold, and our response follows your comment. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING COMMENTS

1.	The staff notes that the financial information included in the Registration Statement has gone stale under the financial reporting obligations of Rule 3-18 of Regulation S-X. Please update the financial information accordingly.

The Registrant confirms that the financial information will be updated accordingly.

2.	The staff notes the additional outstanding preferred stock at December 31, 2024. The staff further notes that the fee table is based on the Fund’s capital structure at June 30, 2024. Please supplementally explain how the additional expenses associated with the preferred shares have been factored into the fee table or confirm that the information presented in the fee table is not materially misleading. Please also confirm that once shares are taken off the shelf, the prospectus supplement will include such additional expenses.

The Fund confirms that the information presented in the fee table is not materially misleading. The Fund also confirms that once shares are taken off the shelf, the prospectus supplement will include such additional expenses.

3.	On page 33 under the Use of Leverage section, please remove the following language: “These additional transactions will not cause the Fund to pay higher advisory or administration fee rates than it would pay in the absence of such transactions.”

The Fund confirms the disclosure will be updated accordingly in the Revised Registration Statement.

4.	On page 34 under the Effects of Leverage table, please revise such figures through December 31, 2024 or confirm such figures are not materially different from the June 30, 2024 figures given the additional outstanding preferred shares.

The Fund confirms that the figures in the Effects of Leverage table are not materially different given the additional outstanding preferred shares.

5.	The staff notes that KPMG’s consent under exhibit n.1 incorporates by reference the June 30, 2024 N-CSR. However, the Fund’s June 30, 2024 N-CSR includes two separate audit reports. Please update the KPMG consent to reference both of those audit reports. Additionally, please explain where in the registration statement it indicates where the Registrant has incorporated by reference only specific portions of the June 30, 2024 N-CSR. Further please note Form N-2, Item 24, Instruction 1.a, which states to furnish the financial statements and schedules required by Reg S-X, Section 210.3-18 and Article 6. Further, Regulation S-X, Article 6.10, Subsection (c)(1) indicates that a schedule of investments as required by Regulation S-X 210.12-12 should be filed in support of caption 1 of each balance sheet.

The Fund confirms that an updated KPMG consent will be filed with the Revised Registration Statement.

DISCLOSURE COMMENTS

1.	Please include the date of the Statement of Additional Information on page ii of the Cover Page in a 424B3 definitive filing after the Revised Registration Statement has been declared effective.

The Fund so confirms.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,
/s/ David L. Williams
David L. Williams

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